Exhibit 2: Income Statement (Nine Months Ended September 30, 2007)

	Ch$ millions		US$ millions (1)%
	30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	Change

Net sales	429.753	398.009	840,6	778,5	8,0%

Cost of goods sold	(206.634)	(194.714)	(404,2)	(380,9)	6,1%
% of sales	48,1%	48,9%	48,1%	48,9%

Gross profit	223.119	203.295	436,4	397,7	9,8%
% of sales	51,9%	51,1%	51,9%	51,1%

SG&A	(159.275)	(152.774)	(311,6)	(298,8)	4,3%
% of sales	37,1%	38,4%	37,1%	38,4%

Operating income	63.844	50.521	124,9	98,8	26,4%
% of sales	14,9%	12,7%	14,9%	12,7%

Non-operating result
Financial income	1.030	1.505	2,0	2,9	-31,6%
Equity in NI of rel. companies	(356)	111	(0,7)	0,2	NM
Other non-operating income	2.062	3.390	4,0	6,6	-39,2%
Amortization of goodwill	(2.036)	(3.064)	(4,0)	(6,0)	-33,5%
Interest expense	(5.874)	(5.835)	(11,5)	(11,4)	0,7%
Other non-operating expenses	(3.020)	(1.315)	(5,9)	(2,6)	129,7%
Price level restatement	(2.244)	(949)	(4,4)	(1,9)	136,4%
Currency exchange result	6	(485)	0,0	(0,9)	NM
Total	(10.432)	(6.642)	(20,4)	(13,0)	57,1%

Income before taxes	53.412	43.879	104,5	85,8	21,7%
Income taxes	(8.831)	(9.281)	(17,3)	(18,2)	-4,8%
Tax rate	16,5%	21,2%	16,5%	21,2%

Minority interest	(1.409)	279	(2,8)	0,5	NM

Amort. of negative goodwill	38	39	0,1	0,1	-2,0%

Net income	43.210	34.916	84,5	68,3	23,8%
% of sales	10,1%	8,8%	10,1%	8,8%

Earnings per share	135,67	109,63	0,27	0,21	23,8%
Earnings per ADR	678,33	548,13	1,33	1,07

Weighted avg. shares (millions)	318,5	318,5	318,5	318,5

Depreciation	32.756	32.620	64,1	63,8	0,4%
Amortization	437	459	0,9	0,9	-4,9%
EBITDA	97.037	83.600	189,8	163,5	16,1%
% of sales	22,6%	21,0%	22,6%	21,0%

Capital expenditures	38.082	33.687	74,5	65,9	13,0%

(1) Exchange rate: US$1.00 = Ch$511.23